BUSINESS PLAN

perceptre Inc.



Created February 9, 2017

1. EXECUTIVE SUMMARY

1.1 Product

Perceptre is a worldwide intelligence marketplace and Case Management System for both electronic and human asset intelligence. By networking vetted investigators and data base searches together on our highly secure platform. Government agencies, corporations and individuals may now experience quick exchange of services as well as tangible reports from any major city in any country around the world.

1.2 Target Market Verticals

- Government Contracts; *In 2014, the federal government spent a total of $578,455,265 on Investigation Services.*
- Investigative firms using perceptre as a source and case management for clients.
- Law firms using perceptre as a source and case management for clients
- Insurance Industry
- Private Sector
- Partner with Investigation Case Management Systems

1.3 What Drives Us

Disrupting the private investigation industry by provide tools for highly qualified investigators to service the global community.

2. COMPANY DESCRIPTION

2.1 Mission Statement

Create a worldwide intelligence marketplace and Case Management System to allow governments and the greater community access to normally unattainable assets.

2.2 Principal Members

Bill Overhulser - Founder, President/Chairman; Program Managed four enterprise level Consumer Reporting Agency/Investigation systems Extensive FCRA and IT security policy experience.

Gerry Smith - Founder, CTO/BOD; Founding member Ex-FBI.com, coded three enterprise level Consumer Reporting Agency/Investigation systems Extensive IT security compliance experience. Founding member Ex-FBI.com

Fred Coward - BOD; Special Agent **(SA)** and Senior Supervisory Special Agent **(SSA)** of the **FBI** • Deputy Legal Attaché of the U.S. Embassy in Tokyo, Japan • Currently has offices located in the US, Africa & Afghanistan and strategic partner offices located in Europe, East Asia, Central and South America

Andrew Klein - General Council; Listed among The Best Lawyers in America©, Recognized as a Washington D.C. SuperLawyer©, Co-Chairs Federal Communications Bar Association State and Local

Practice Committee for eleven years running.

Jack Blair - Advisory Board; Founding member of ex-FBI.com with over 600 retired FBI agents as members. Director of Investigations, US Department of Energy; Assistant Inspector General, Tennessee Valley Authority; Special Agent & Supervisory Special Agent, Federal Bureau of Investigation.

Jerry Barnett - Advisory Board; Founding member of ex-FBI.com with over 600 retired FBI agents as members. FBI Special Agent Retired.

2.3 Legal Structure

Florida Corporation
1422 Hendry St.
3rd Floor
Fort Myers, FL 33901

3. MARKET RESEARCH

3.1 Industry

Market research shows at least 14% increase, to over $5.4B industry by 2020, this is only USA revenue This industry is comprised of companies and individuals that provide investigation and detective services for corporate entities and private citizens. Industry Products Domestic and Family Investigation services, Legal investigation services, Insurance investigation services, Corporate investigation services, Pre-employment services, including background checks, Other investigation services, Human Trafficking Industry Activities, Pre-employment screening, Litigation investigation, Locating missing people, Intelligence gathering, Spousal investigation and Due diligence.

3.2 Customers

Government, Federal Government contractors e.g. OPM security clearance contractors (706 postings for contracting OPM Investigators on Monster.com alone), TSA requirements for private airport security, Municipalities and county courts, Assist law enforcement investigations and surveillance, Investigative firms use perceptre to complete investigations and provide services to other perceptre investigators, Private Sector, Asset protection investigations, Intellectual Property protection, Facilities security reviews, Workers compensation, Attorney firms - Family Law, Criminal defense, Intellectual Property Infringement

3.3 Competitors

TRUSTIFY.INFO is only similar system we have been able to find. They were funded in summer of 2015 with $1m seed funding. Trustify marketing is directed primarily at consumer market.

3.4 Competitive Advantage

In early 2000 the founders had the opportunity to build from inception an enterprise level background check system that within 3 years would be used by the US Dept. of Justice, Department Of Defense agencies and several Fortune 500 companies. Through that process we built a network of ex-FBI and DOD credentialed investigators that are in private practice. Using these relationships, and newer tech, we are building a system to allow end users access to these investigators. The user interface and data structure will allow clients to communicate directly with the end source, while allowing the investigator to maintain control of the investigation.

3.5 Regulations

perceptre is Software as a Service (SaaS) and licensing and permissive purpose rules will be the responsibility of the investigative firms. Agreements will be supplied and electronically signed by parties, including non-disclosure and non-circumvent agreements between perceptre and all parties.

4. PRODUCT/SERVICE LINE

4.1 Product or Service

Revenue will be generated by adding transaction fees to work completed on perceptre. Perceptre will manage cash flow from client to investigator giving both parties assurance that product and payment will be delivered. System will provide investigators with data base (e.g. Motor Vehicle) reports creating profit margin for perceptre and savings for investigators through scale. In addition perceptre will be able to provide a customer facing web site for investigative firms for a monthly fee maintaining high level of security.

4.2 Pricing Structure

All hourly rates will have a percentage added to them paid by end user. In addition we will offer content management system for a customer facing website available to investigators.

4.3 Product/Service Life Cycle

Perceptre is in 'seed stage'. First round of funding will be used to stand up system and begin creating revenue. Subsequent rounds of funding will be sought to accelerate growth. Expectation is revenue neutral in year two and cash flow positive in year three.

4.4 Intellectual Property Rights

All code and intellectual property will be created by founders and owned by perceptre

4.5 Research & Development

Founders have over 30 years combined experience building secure investigation systems. Perceptre has made arrangements with groups such as Ex-FBI to have access to their member base.

5. MARKETING & SALES

5.1 Growth Strategy

We have access the over 1,000 investigators (members). Members will be both customers and suppliers to percpetre system. perceptre will provide 'white label' access to both promotion and production systems. Perceptre will also campaign for members and attend presentations or promotional events on behalf of members.

5.2 Communication

Perceptre will be active with associations such as; World Association of Detectives (WAD), Society of Former Special Agents of the Federal Bureau of Investigation (FBI), INTELLENET & ASIS
Through associations and social media marketing.

5.3 Prospects
Through our Advisory Board and Board of Directors we have cumulative lists of over 1,000 former Federal Agents that are currently in private practice. We also have relationships with organizations and individuals around the globe that can contribute to and utilize perceptre network.

6. FINANCIAL PROJECTIONS

6.1 Cash Flow Projections

Year 1- Assuming $95,000 seed funding and series A funding of $125,000 by month five. No further funding should be required, however if necessary shares required to raise as much as $450k are already authorized by company.

Cash on hand (beginning of month)	0	0	58,085	41,460	25,255	9,170	111,955	96,110	80,445	65,230	50,165	35,640	22,195	
CASH RECEIPTS														
Cash sales		$0	$0	$1,400	$1,800	$2,200	$2,600	$3,200	$4,700	$5,200	$7,000	$10,600	$12,480	51,180
Returns and allowances														0
Collections on accounts receivable														0
Interest, other income														0
Regulation Crowd Funding		95,000				125,000								220,000
TOTAL CASH RECEIPTS		95,000	0	1,400	1,800	2,200	2,600	3,200	4,700	5,200	7,000	10,600	12,480	271,180
Total cash available	0	95,000	58,085	42,860	27,055	136,370	114,555	99,310	85,145	70,430	57,165	46,240	34,675	
CASH PAID OUT														
Advertising														0
Commissions and fees														0
Contract labor		15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	180,000
Employee benefit programs														0
Insurance (other than health)														0
Interest expense														0
COGS		0	0	980	1,260	1,540	1,820	2,240	3,290	3,640	4,900	7,420	8,736	35,826
Meals and entertainment														0
Mortgage interest														0
Office expense														0
Other interest expense														0
Pension and profit-sharing plan														0
Purchases for resale														0
Rent or lease		1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Rent or lease: vehicles, equipment		625	625	625	625	625	625	625	625	625	625	625	625	7,500
Repairs and maintenance														0

Supplies (not in COGS)														0
Taxes and licenses														0
Travel														0
Utilities														0
Wages (less emp. credits)														0
Other expenses licences		15,540												15,540
Other expenses Portal Fees		4,750	0	0	0	6,250	0	0	0	0	0	0	0	11,000
Other expenses														0
Miscellaneous														0
SUBTOTAL		36,915	16,625	17,605	17,885	24,415	18,445	18,865	19,915	20,265	21,525	24,045	25,361	261,866
Loan principal payment														0
Capital purchases														0
Other startup costs														0
To reserve and/or escrow														0
Owners' withdrawal														0
TOTAL CASH PAID OUT		36,915	16,625	17,605	17,885	24,415	18,445	18,865	19,915	20,265	21,525	24,045	25,361	261,866
Cash on hand (end of month)	0	58,085	41,460	25,255	9,170	111,955	96,110	80,445	65,230	50,165	35,640	22,195	9,314	

6.1 Cash Flow Projections Year 2 and 3.

	2	3	Total
Cash on hand (beginning of year)	9,314	3,399	
CASH RECEIPTS			
Cash sales	$661,950	$2,255,000	2,916,950
Returns and allowances			0
Collections on accounts receivable			0
Interest, other income			0
Loan proceeds			0
TOTAL CASH RECEIPTS	661,950	2,255,000	2,916,950

Total cash available	671,264	2,258,399	
CASH PAID OUT			
Advertising			0
Commissions and fees			0
Contract labor	180,000	240,000	420,000
Employee benefit programs			0
Insurance (other than health)			0
Interest expense			0
COGS	463,365	1,578,500	2,041,865
Meals and entertainment			0
Mortgage interest			0
Office expense			0
Other interest expense			0
Pension and profit-sharing plan			0
Purchases for resale			0
Rent or lease	12,000	12,000	24,000
Rent or lease: vehicles, equipment	7,500		7,500
Repairs and maintenance			0
Supplies (not in COGS)			0
Taxes and licenses			0
Travel			0
Utilities			0
Wages (less emp. credits)			0
Other expenses licences	5,000	5,000	10,000
Other expenses			0
Other expenses			0
Miscellaneous			0
SUBTOTAL	667,865	1,835,500	2,503,365
Loan principal payment			0
Capital purchases			0
Other startup costs			0
To reserve and/or escrow			0
Owners' withdrawal			0
TOTAL CASH PAID OUT	667,865	1,835,500	2,503,365
Cash on hand (end of Year)	3,399	422,899	

6.1 PROFIT & LOSS